UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68

Barcelona, Spain 08038

Tel: +34 930 181 668

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

EXPLANATORY NOTE

On March 1, 2023, Wallbox N.V. (the “Company”) released information regarding its results of operations for the three months and year ended December 31, 2022. A copy of the Company’s press release and presentation materials are furnished hereto as Exhibits 99.1 and 99.2, respectively.

WALLBOX N.V. FOURTH QUARTER AND FULL YEAR 2022 FINANCIAL RESULTS

Full Year 2022 Highlights

•	For the year ended December 31, 2022, the Company had revenue of €147 million, gross margin of 40.5% and operating loss of €136.7 million.

•	Wallbox opened two factories: one in Arlington, Texas and the other in Barcelona, Spain.

•	The Company sold more than 230,000 chargers worldwide.

•	Wallbox completed the acquisitions of two companies: ARES Electronics Solutions, S.L. and Coil, Inc.

•	Wallbox launched Supernova, its new public DC fast charger.

•	The Company announced strategic partnerships with, among others, Nissan, Fisker, Uber, BestBuy, and Lyft to provide chargers and installation services to their customers.

•	As of December 31, 2022, the Company had cash and equivalents of €83.3 million and long-term debt of €44.4 million.

Fourth Quarter 2022 Highlights

•	For the three months ended December 31, 2022, the Company had revenue of €37.3 million, gross margin of 40.5% and operating loss of €43.3 million.

•	Wallbox received non-binding letters of intent totaling approximately $30 million in sales for Hypernova.

•	In November 2022, the Company raised aggregate gross proceeds of €43.5 million through a private placement of its Class A ordinary shares to existing investors and strategic partners.

•	During the three months ended December 31, 2022, the following geographic regions represented, as a percentage of total revenue for the period, as follows:

•	U.S. – 25%

•	Europe – 66%

•	Asia Pacific – 6%

•	Latin America – 3%

Consolidated Statements of Profit or Loss Data
(In thousand Euros)
	Year Ended December 31,		Three Months Ended December 31,
	2022	2021	2022
Revenue	146,971	71,579	37,305
Changes in inventories and raw materials and consumables used	(87,485)	(44,253)	(24,002)
Employee benefits	(87,590)	(29,666)	(22,472)
Other operating expenses	(91,555)	(43,405)	(26,741)
Amortization and depreciation	(18,890)	(8,483)	(6,833)
Net other income	1,844	656	(606)

Operating Loss	(136,705)	(53,572)	(43,349)

Cash and Cash Equivalents and Financial Investments
(In thousand Euros)	Year Ended December 31,
	2022	2021
Cash and cash equivalents	83,308	113,865
Financial investments(1)	5,158	56,982

Total cash, cash equivalents and financial investments	88,466	170,847
(1) Financial investments are included in Other current financial assets

Investments in PP&E and Long-term Borrowings
(In thousand Euros)	Year Ended December 31,
	2022	2021
Investments in PP&E:
Investments in Property, plant and equipment and Intangible Assets
Property, plant and equipment	36,262	20,945
Intangible assets - excluding R&D (salaries capitalized)	9,431	7,978
Total Investments in Property, plant and equipment and Intangible Assets	45,693	28,923
Long-term Borrowings:
Total Loans and borrowings long term	44,359	17,577

Definitions and Basis of Presentation

Gross Margin is defined as revenue less changes in inventory, raw materials and other consumables used.

Long-term debt includes assumed debt from recent acquisitions and other additional facilities.

Operating loss consists of the Company’s revenue and other income less changes in inventories and raw materials and consumables used, employee benefits, other operating expenses and amortization and depreciation.

The information included this Report on Form 6-K under the heading “Wallbox N.V. Announces Fourth Quarter and Full Year 2022 Financial Results” is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-263795), Registration Statement on Form F-3 (File No. 333-268347) and Registration Statement on Form F-3 (File No. 333-268792), except for Exhibit 99.1 and Exhibit 99.2 hereto, which shall not be deemed incorporated by reference into such registration statements.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Wallbox N.V. Press Release, dated March 1, 2023

99.2	Wallbox N.V. Presentation, dated March 1, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wallbox N.V.

Date: March 1, 2023	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa
Chief Executive Officer